August 24, 2007

Mail Stop 3561

George J. Mehm, Jr.
Senior Vice President, Chief Financial Officer and Treasurer
U.S. Helicopter Corporation
6 East River Piers, Suite 216
Downtown Manhattan Heliport
New York, NY 10004

RE: **U.S. Helicopter Corporation**
      File No. 001-32580
      Form 10-KSB: For the Fiscal Year Ended December 31, 2006

Dear Mr. Mehm:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief